STANTEC INC.
Consolidated Balance Sheets
	June 30	December 31
	2006	2005
(Columnar figures in thousands of Canadian dollars) (Unaudited)	$	$

ASSETS [note 4]
Current
Cash and cash equivalents	10,688	28,143
Restricted cash	4,083	21,312
Accounts receivable, net of allowance for doubtful accounts of
$13,267 in 2006 ($16,053 - 2005)	161,088	137,928
Costs and estimated earnings in excess of billings	54,944	66,172
Prepaid expenses	5,389	5,420
Future income tax assets	8,916	14,827
Other assets [note 3]	8,662	6,569
Total current assets	253,770	280,371
Property and equipment	64,131	58,519
Goodwill	241,800	242,674
Intangible assets	25,246	27,304
Future income tax assets	9,404	6,814
Other assets [note 3]	13,806	13,097
Total assets	608,157	628,779

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	89,022	106,757
Billings in excess of costs and estimated earnings	26,300	24,251
Income taxes payable	4,373	4,441
Current portion of long-term debt [note 4]	3,114	4,813
Future income tax liabilities	14,708	17,552

Total current liabilities	137,517	157,814
Long-term debt [note 4]	59,547	81,886
Other liabilities [note 5]	26,086	24,764
Future income tax liabilities	18,059	16,262

Total liabilities	241,209	280,726

Shareholders' equity
Share capital [note 6]	212,475	210,604
Contributed surplus [note 6]	4,931	5,522
Cumulative translation account	(36,474)	(25,575)
Deferred stock compensation	(456)	(833)
Retained earnings	186,472	158,335

Total shareholders' equity	366,948	348,053

Total liabilities and shareholders' equity	608,157	628,779
See accompanying notes

STANTEC INC.

Consolidated Statements of Income and Retained Earnings

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2006	2005	2006	2005
(Columnar figures in thousands of Canadian dollars,
except share and per share amounts) (Unaudited)	$	$	$	$

INCOME
Gross revenue	208,841	150,164	394,111	291,308
Less subconsultant and other direct
expenses	26,686	22,507	48,818	44,518

Net revenue	182,155	127,657	345,293	246,790
Direct payroll costs	78,826	54,952	151,035	109,391

Gross margin	103,329	72,705	194,258	137,399
Administrative and marketing expenses
[note 9]	72,447	49,450	140,824	100,712
Depreciation of property and equipment	3,633	2,920	7,104	5,684
Amortization of intangible assets	1,706	188	3,234	426
Net interest expense [note 4]	655	180	1,382	330
Share of income from associated
companies	(126)	(40)	(164)	(108)
Foreign exchange (gains) losses	(71)	(7)	(119)	54
Other income	(1,032)	(86)	(1,161)	(161)

Income before income taxes	26,117	20,100	43,158	30,462

Income taxes
Current	8,123	5,069	15,621	8,897
Future	1,274	1,965	(600)	1,764

Total income taxes	9,397	7,034	15,021	10,661
Net income for the period	16,720	13,066	28,137	19,801
Retained earnings, beginning of the period	169,752	124,542	158,335	117,874
Shares repurchased [note 6]	-	(94)	-	(161)

Retained earnings, end of the period	186,472	137,514	186,472	137,514
Weighted average number of shares
outstanding - basic [note 6]	45,081,646	37,883,954	45,020,210	37,873,076
Weighted average number of shares
outstanding - diluted [note 6]	46,005,960	38,912,666	45,937,272	38,869,688
Shares outstanding, end of the period
[note 6]	45,120,666	37,898,572	45,120,666	37,898,572

Earnings per share [note 6]
Basic	0.37	0.34	0.63	0.52

Diluted	0.36	0.34	0.61	0.51
See accompanying notes

STANTEC INC.
Consolidated Statements of Cash Flows
	For the quarter ended		For the two quarters ended
	June 30		June 30
	2006	2005	2006	2005
(Columnar figures in thousands of Canadian dollars)
(Unaudited)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING
ACTIVITIES
Cash receipts from clients	214,589	148,988	398,752	300,122
Cash paid to suppliers	(53,025)	(40,999)	(121,111)	(94,262)
Cash paid to employees	(114,767)	(83,953)	(242,734)	(176,077)
Dividends from equity investments	-	-	150	250
Interest received	1,984	1,452	3,555	2,716
Interest paid	(2,138)	(1,457)	(4,204)	(2,778)
Income taxes paid	(5,592)	(5,349)	(17,409)	(18,842)
Income taxes recovered	1,077	1,386	1,167	1,404

Cash flows from operating activities [note 10]	42,128	20,068	18,166	12,533
CASH FLOWS FROM (USED IN) INVESTING
ACTIVITIES
Business acquisitions, net of cash acquired	(9,911)	8	(12,079)	(692)
Restricted cash used for acquisitions	14,506	-	16,706	-
Increase in investments held for self-insured
liabilities	(1,171)	(1,650)	(2,053)	(3,376)
Proceeds on disposition of investments	3	81	5	513
Collection of notes receivable from disposition of
Technology and Design Build segments	-	250	-	250
Purchase of property and equipment	(5,173)	(3,954)	(10,819)	(8,105)
Proceeds on disposition of property and
equipment	1	128	12	130

Cash flows used in investing activities	(1,745)	(5,137)	(8,228)	(11,280)
CASH FLOWS FROM (USED IN) FINANCING
ACTIVITIES
Repayment of long-term debt	(33,915)	(2,119)	(36,170)	(8,001)
Repayment of acquired bank indebtedness [note 2]	(1,787)	-	(1,787)	-
Proceeds from long-term borrowings	-	-	9,142	-
Repurchase of shares for cancellation [note 6]	-	(112)	-	(195)
Proceeds from issue of share capital [note 6]	200	95	1,449	535
Cash flows used in financing activities	(35,502)	(2,136)	(27,366)	(7,661)
Foreign exchange loss (gain) on cash held in
foreign currency	66	39	(27)	202

Net increase (decrease) in cash and cash
equivalents	4,947	12,834	(17,455)	(6,206)
Cash and cash equivalents, beginning of the
period	5,741	18,850	28,143	37,890

Cash and cash equivalents, end of the period	10,688	31,684	10,688	31,684
See accompanying notes

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

1.	General Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the annual December 31, 2005, consolidated financial statements. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2005, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

2.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company.

Such preliminary purchase price allocations are based on management's best estimates of the fair value of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. Such purchase price adjustments generally result in an increase or reduction to the promissory note consideration recorded at acquisition to reflect either more or less non-cash working capital realized than was originally expected. These purchase price adjustments, therefore, have no net effect on the original purchase price allocations. In the case of some acquisitions, additional consideration may be payable based on future performance parameters. As at June 30, 2006, the Company does not anticipate any additional consideration to be payable in the future based on future performance parameters.

On March 6, 2006, the Company acquired the shares and business of Carinci Burt Rogers Engineering, Inc. for cash consideration and promissory notes. This acquisition supplements the Company’s buildings engineering capabilities and presence in the Greater Toronto Area.

On April 14, 2006, the Company acquired the shares and business of Dufresne-Henry, Inc. for cash consideration and promissory notes. Along with complementing the Company's New York operations, this acquisition expands its services into four new states in New England and creates an initial platform for growth in Florida. Dufresne- Henry, Inc.’s staff offer professional services in engineering, planning, environmental sciences, and landscape architecture.

On May 12, 2006, the Company acquired the shares and business of ACEx Technologies, Inc. for cash consideration and promissory notes. This acquisition complements the Company’s services in transit, rail and power communications, and control systems engineering and adds new locations in Oakland, California, and Irving, Texas.

During the first two quarters of 2006, the Company adjusted the purchase price on the Dunlop Architects Inc.

(2004), CPV Group Architects & Engineering Co. Ltd. (2005), and Keen Engineering Co. Ltd. (2005) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

During the first two quarters of 2006, the purchase price allocations for the CPV Group Architects & Engineers Co. Ltd. and The Keith Companies, Inc. acquisitions were finalized. The purchase price allocations for the Keen Engineering Co. Ltd., Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions have not yet been finalized. The Company expects to finalize the purchase price allocations for the Keen Engineering Co. Ltd. acquisition during the third quarter of 2006, for the Carinci Burt Rogers Engineering, Inc. acquisition during the fourth quarter of 2006, and for the Dufresne-Henry, Inc. and ACEx Technologies, Inc. acquisitions during the first quarter of 2007.

During the first two quarters of 2005, the Company paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and adjusted the purchase price on the Ecological Services Group Inc. (2003), GBR Architects Limited (2004), and Dunlop Architects Inc. (2004) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first two quarters of each year are as follows:

	2006	2005
(In thousands of Canadian dollars)	$	$

Cash consideration	13,221	700
Promissory notes, due 2007 through 2009	4,118	421
Purchase price	17,339	1,121
Assets and liabilities acquired at fair values
Cash acquired	1,142	8
Bank indebtedness assumed	(1,787)	-
Non-cash working capital	9,832	591
Property and equipment	3,173	(9)
Goodwill	6,790	586
Intangible assets
Client relationships	1,400	-
Contract backlog	475	-
Other	151	-
Long-term debt	(595)	-
Future income tax liabilities	(3,242)	(55)
Net assets acquired	17,339	1,121

All of the goodwill is non-deductible for income tax purposes. As a result of the acquisitions completed in 2006, the
Company assumed commitments for operating leases of approximately $1.2 million annually.

STANTEC INC.
Notes to the Unaudited Interim Consolidated Financial Statements

3.	Other Assets

	June 30	December 31
	2006	2005
(In thousands of Canadian dollars)		$$

Investments held for self-insured liabilities	19,707	16,857
Investments in associated companies	1,522	1,545
Investments - other	708	710
Other	531	554
	22,468	19,666
Less current portion of investments held for self-insured liabilities	8,662	6,569
	13,806	13,097

4.	Long-Term Debt

	June 30	December 31
	2006	2005
(In thousands of Canadian dollars)		$$

Non-interest-bearing note payable	128	122
Other notes payable	8,516	5,643
Bank loan	53,382	79,035
Mortgages payable	362	1,706
Other	273	193
	62,661	86,699
Less current portion	3,114	4,813
	59,547	81,886

The Company has a revolving credit facility in the amount of $160 million due on August 31, 2008. Subsequent to the quarter-end, this facility was extended by one year until August 31, 2009. The facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptance rates plus 65 or 85 basis points. At June 30, 2006, $22,882,000 of the bank loan was payable in US funds (US$20,500,000). Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings ratio and earnings to debt service ratio. The Company was in compliance with all the covenants under this agreement as at June 30, 2006. All the assets of the Company are held as collateral under a general security agreement for the bank loan.

The interest incurred on long-term debt in Q2 06 was $795,000 (Q2 05 - $364,000), with a year-to-date expense of $1,797,000 (2005 - $718,000).

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

5.	Other Liabilities

	June 30	December 31
	2006	2005
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	12,181	11,346
Deferred gain on sale leaseback	6,405	6,624
Lease inducements	10,077	7,997
Liabilities on lease exit activities	1,338	2,251
Other	-	1,021
	30,001	29,239
Less current portion included in accounts payable and accrued liabilities	3,915	4,475
	26,086	24,764
Provision for self-insured liabilities
		December 31
	2006	2005
(In thousands of Canadian dollars)	$	$
Provision, beginning of the period	11,346	5,236
Addition to provision	1,253	8,244
Payment for claims settlement	(418)	(2,134)

Provision, end of the period	12,181	11,346
A midyear actuarial review was performed, resulting in a $994,000 reduction of the provision for self-insured liabilities in second quarter.

Liabilities on lease exit activities
	June 30		December 31
	2006		2005
(In thousands of Canadian dollars)		$	$
Liability, beginning of the period	2,251		2,817
Current year provision:
Established for existing operations	-		609
Resulting from acquisitions	-		276
Amounts paid and charged against the liability:
Impacting administrative and marketing expenses	(876)		(1,103)
Impacting the purchase price allocation	-		(325)
Impact of foreign exchange	(37)		(23)

Liability, end of the period	1,338		2,251
A reduction of $421,000 in liabilities on lease exit activities impacted administrative and marketing expenses in Q2 06.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

6.	Share Capital

					Contributed
		Capital Stock			Surplus
	2006		2005		2006	2005
	Shares		Shares
(In thousands of Canadian dollars)	#	$	#	$	$	$

Balance, beginning of the year	44,626,262	210,604	37,742,170	87,656	5,522	2,544
Share options exercised for cash	437,806	1,249	129,668	440
Stock-based compensation expense					186	254
Shares repurchased under normal
course issuer bid	-	-	(5,800)	(15)	-	(1)
Reclassification of fair value of stock
options previously expensed		136		57	(136)	(57)
Shares issued on vesting of
restricted shares	6,278	81	-	-	(499)	-
Balance, as at March 31	45,070,346	212,070	37,866,038	88,138	5,073	2,740
Share options exercised for cash	40,604	200	40,334	95
Stock-based compensation expense					180	251
Shares repurchased under normal
course issuer bid	-	-	(7,800)	(18)	-	-
Reclassification of fair value of stock
options previously expensed		42		3	(42)	(3)
Shares issued on vesting of
restricted shares	9,716	163	-	-	(280)	-
Balance, as at June 30	45,120,666	212,475	37,898,572	88,218	4,931	2,988

During Q2 06, the Company did not repurchase any common shares for cancellation pursuant to an ongoing normal course issuer bid. In Q2 05, 7,800 common shares were repurchased at a cost of $112,000. Of this amount, $18,000 and $0 reduced the share capital and contributed surplus accounts, respectively, with $94,000 being charged to retained earnings.

During the first two quarters of 2006, the Company did not repurchase any common shares for cancellation pursuant to an ongoing normal course issuer bid. During the first two quarters of 2005, 13,600 common shares were repurchased for cancellation at a cost of $195,000. Of this amount, $33,000 and $1,000 reduced the share capital and contributed surplus accounts, respectively, with $161,000 being charged to retained earnings.

During Q2 06, the Company renewed its normal course issuer bid with the Toronto Stock Exchange, which enables the Company to purchase up to 2,258,754 common shares during the period June 1, 2006, to May 31, 2007.

During Q2 06, the Company recognized a stock-based compensation expense of $377,000 (Q2 05 - $334,000) in administrative and marketing expenses. Of the amount expensed, $180,000 related to the fair value of options granted (Q2

05 - $251,000); $67,000 related to deferred share unit compensation (Q2 05 - $83,000); and $130,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition.

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

During the first two quarters of 2006, the Company recognized a stock-based compensation expense of $925,000 (2005 -$683,000) in administrative and marketing expenses. Of the amount expensed, $366,000 related to the fair value of options granted (2005 - $505,000); $208,000 related to deferred share unit compensation (2005 - $178,000); and $351,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition. The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.

On May 4, 2006, the shareholders of the Company approved the subdivision of its issued common shares on a two-for-one basis, effective for registered common shares at the close of business on May 19, 2006. The shareholders of the Company also approved an amendment to its employee stock option plan, which had the effect of increasing the number of common shares reserved for issuance to 4,514,126 on a postsplit basis, of which 3,104,334 were available for issue at June 30, 2006. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

7.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer of the Company, and the Company's operating segments are based on its regional geographic areas.

All the operations of the Company are included in one reportable segment as Consulting Services, which provides services throughout North America and internationally.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets
	June 30, 2006	December 31, 2005
(In thousands of Canadian dollars)	$	$

Canada	107,509	104,463
United States	223,216	223,593
International	452	441
	331,177	328,497

STANTEC INC.

Notes to the Unaudited Interim Consolidated Financial Statements

Geographic information		Gross Revenue
	For the quarter ended		For the two quarters ended
	June 30		June 30
	2006	2005	2006	2005
(In thousands of Canadian dollars)	$	$	$	$

Canada	117,650	96,406	223,013	183,322
United States	90,156	52,948	169,285	106,104
International	1,035	810	1,813	1,882
	208,841	150,164	394,111	291,308

Gross revenue is attributed to countries based on the location of the work performed.

Practice area information		Gross Revenue
	For the quarter ended		For the two quarters ended
	June 30			June 30
	2006	2005	2006	2005
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	45,764	36,855	91,033	72,060
Environment	36,942	24,901	68,340	49,588
Industrial & Project Management	22,851	17,677	42,434	33,564
Transportation	28,433	22,883	52,019	44,772
Urban Land	74,851	47,848	140,285	91,324
	208,841	150,164	394,111	291,308

8.	Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q2 06 was $2,653,000 (Q2 05 - $2,067,000), with a year-to-date expense of $5,966,000 (2005 - $4,071,000).

9.	Investment Tax Credits

Investment tax credits arising from expenditures that qualify as scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. During Q2 06, investment tax credits of $500,000 were recorded as a reduction of administrative and marketing expenses. No investment tax credits were recorded in the first two quarters of 2005.

STANTEC INC.

to the Unaudited Interim Consolidated Financial Statements

10.	Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2006	2005	2006	2005
(in thousands of Canadian dollars)	$	$	$	$

Net income for the period	16,720	13,066	28,137	19,801
Add (deduct) items not affecting cash:
Depreciation of property and equipment	3,633	2,920	7,104	5,684
Amortization of intangible assets	1,706	188	3,234	426
Future income tax	1,274	1,965	(600)	1,764
Loss (gain) on dispositions of investments and
property and equipment	(793)	439	(470)	338
Stock-based compensation expense	377	334	925	683
Provision for self-insured liability	(994)	1,429	1,253	3,449
Other non-cash items	1,732	78	555	255
Share of income from associated companies	(126)	(40)	(164)	(108)
Dividends from equity investments	-	-	150	250
	23,529	20,379	40,124	32,542
Change in non-cash working capital accounts:
Accounts receivable	9,488	(9,655)	(11,500)	(1,553)
Costs and estimated earnings in excess of
billings	(10,262)	2,150	8,513	(924)
Prepaid expenses	(733)	35	134	748
Accounts payable and accrued liabilities	14,714	8,307	(21,673)	(8,022)
Billings in excess of costs and estimated
earnings	968	(2,248)	2,787	(1,705)
Income taxes payable/recoverable	4,424	1,100	(219)	(8,553)
	18,599	(311)	(21,958)	(20,009)
Cash flows from operating activities	42,128	20,068	18,166	12,533

11.	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.